Exhibit 99.3

FORM OF PROXY SOLICITED BY THE MANAGEMENT OF YAMANA GOLD INC.

FOR USE AT AN ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON

MAY 14, 2008

This proxy is solicited on behalf of the management of Yamana Gold Inc. (the “Company”). The undersigned shareholder(s) of the Company hereby appoint(s) Peter Marrone, the Chairman and Chief Executive Officer of the Company, or in lieu of the foregoing, Charles Main, the Senior Vice President, Finance and Chief Financial Officer of the Company, or in lieu of the foregoing,                                             , to attend and vote on behalf of the undersigned at the Annual and Special Meeting of Shareholders of the Company to be held on Wednesday, May 14, 2008 at 11:00 a.m. (Toronto time) and at any adjournment thereof.

The undersigned specifies that all of the voting shares owned by him or her and represented by this form of proxy shall be:

(a)	In respect of the increase in the maximum number of directors from 10 to 15		VOTED FOR	( )	VOTED AGAINST	( )
(b)	In respect of the election of the following directors:					( )
	1.	Peter Marrone	VOTED	( )	WITHHELD FROM VOTING	( )
	2.	Victor H. Bradley	VOTED	( )	WITHHELD FROM VOTING	( )
	3.	Patrick J. Mars	VOTED	( )	WITHHELD FROM VOTING	( )
	4.	Juvenal Mesquita Filho	VOTED	( )	WITHHELD FROM VOTING	( )
	5.	Antenor F. Silva, Jr.	VOTED	( )	WITHHELD FROM VOTING	( )
	6.	Nigel Lees	VOTED	( )	WITHHELD FROM VOTING	( )
	7.	Dino Titaro	VOTED	( )	WITHHELD FROM VOTING	( )
	8.	John Begeman	VOTED	( )	WITHHELD FROM VOTING	( )
	9.	Robert Horn	VOTED	( )	WITHHELD FROM VOTING	( )
	10.	Richard Graff	VOTED	( )	WITHHELD FROM VOTING	( )
	11.	Carl Renzoni	VOTED	( )	WITHHELD FROM VOTING	( )
(c)	In respect of the appointment of Deloitte & Touche LLP as auditors		VOTED	( )	WITHHELD FROM VOTING	( )
(d)	In respect of the adoption of the restricted share unit plan		VOTED FOR	( )	VOTED AGAINST	( )
(e)	In respect of the confirmation of the new general by-law		VOTED FOR	( )	VOTED AGAINST	( )

hereby revoking any proxy previously given.

If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting or any adjournment thereof or if any other matters properly come before the Meeting or any adjournment thereof, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgement of the person voting the proxy at the Meeting or any adjournment thereof.

DATED this	day of	, 2008.

Signature of Shareholder

Name of Shareholder (Please Print)

PLEASE SEE NOTES ON REVERSE

Notes:

1.                                       This form of proxy must be dated and signed by the appointor or his attorney authorized in writing or, if the appointor is a body corporate, this form of proxy must be executed by an officer or attorney thereof duly authorized.

2.                                       A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for him and on his behalf at the Meeting or any adjournment thereof other than the persons designated in the enclosed form of proxy. Such right may be exercised by striking out the names of the persons designated therein and by inserting in the blank space provided for that purpose the name of the desired person or by completing another form of proxy and, in either case, delivering the completed and executed proxy to the office of the Company’s transfer agent indicated below by 5:00 p.m. (Toronto time) on May 12, 2008, or not less than 48 hours (excluding Saturdays, Sundays and holidays) before any adjournments as the time by which proxies to be used or acted upon at the Meeting or any adjournments thereof shall be deposited with the Company’s transfer agent.

3.                                       The shares represented by this proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for and, subject to section 152 of the Canada Business Corporations Act, where a choice is specified, the shares shall be voted accordingly. Where no specification is made to (i) vote or withhold from voting in respect of the election of each individual director or the appointment of auditors, the shares will be VOTED, or (ii) vote for or vote against in respect of the increase in the number of directors from 10 to 15, the adoption of the restricted share unit plan or the confirmation of the new general by-law, the shares will be VOTED FOR.

4.                                       Proxies to be used at the Meeting or any adjournment thereof must be received by the Company’s transfer agent indicated below by 5:00 p.m. (Toronto time) on May 12, 2008, or not less than 48 hours (excluding Saturdays, Sundays and holidays) before any adjournments as the time by which proxies to be used or acted upon at the Meeting or any adjournments thereof shall be deposited with the Company’s transfer agent.

5.                                       Please date the proxy. If not dated, the proxy shall be deemed to be dated on the date on which it is mailed.

6.                                       This proxy ceases to be valid one year from its date.

7.                                       If your address as shown is incorrect, please give your correct address when returning this proxy.

Please return the form of proxy to the Company’s transfer agent by fax at (416) 368-2502, or otherwise as follows:

By Hand:	By Mail:
CIBC Mellon Trust Company	CIBC Mellon Trust Company
320 Bay Street	Attention: Proxy Department
Banking Hall Level	P.O. Box 721
Toronto, Ontario	Agincourt, ON M1S 0A1